February 27, 2025

Huisen Wang
Chief Executive Officer
Huadi International Group Co., Ltd.
No. 1688 Tianzhong Street, Longwan District
Wenzhou, Zhejiang Province
People   s Republic of China 325025

        Re: Huadi International Group Co., Ltd.
            Form 20-F for the Fiscal Year ended September 30, 2024 File No. 001-39904
Dear Huisen Wang:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment(s).

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 20-F for the Fiscal Year ended September 30, 2024
Part 1 , page 1

1. It is not clear to us why you removed the specific and prominent disclosures that were previously requested and provided in the forepart of your FY21 Form 20-F/A and
       FY22 Form 20-F related to legal and operational risks associated with China-based companies. Please revise your filing to prominently disclose the following in an
       Overview under Part I:
           Disclose you are not a Chinese operating company but a Cayman Islands holding company that does not conduct operations, that your operations are conducted by your subsidiaries based in China, and that this structure involves unique risks to investors. Provide a cross-reference to your detailed discussion of risks facing the company as a result of this structure.
           Provide disclosures about the legal and operational risks associated with being
            based in and having the majority of the company   s operations in
China. Your
            disclosure should make clear whether these risks could result in a material change
 February 27, 2025
Page 2

           in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory
           actions by China   s government, such as those related to data
security or anti-
           monopoly concerns, have or may impact the company   s ability to
conduct its
           business, accept foreign investments, or list on a U.S. or other foreign exchange.
             Provide a clear description of how cash is transferred through your organization.
           Disclose your intentions to distribute earnings or settle amounts owed under your operating structure. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and the direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S.
           investors, their source, and their tax consequences. Your disclosures should make it clear if no transfers, dividends, or distributions have been made to date by stating that fact. Also, describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors.
           Describe any restrictions and limitations on your ability to distribute earnings from the company, including your subsidiaries, to the parent company and U.S.
           investors.
             Disclose the risks that your corporate structure and being based in or having the majority of operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussions of these risks. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in
           China-based issuers, which could result in a material change in your operations and/or the value of your securities. Acknowledge any risks that any actions by the
           Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.
             Disclose each permission or approval that you or your subsidiaries are required to obtain from Chinese authorities to operate your business and to offer securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the China Securities Regulatory Commission
           (CSRC), Cyberspace Administration of China (CAC) or any other governmental agency that is required to approve your or your subsidiaries operations, and state affirmatively whether you have received all requisite permissions or approvals and whether any permissions or approvals have been denied. Also, describe the
 February 27, 2025
Page 3

          consequences to you and your investors if you or your subsidiaries:
(i) do not
          receive or maintain such permissions or approvals, (ii) inadvertently conclude that such permissions or approvals are not required, or (iii) applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.
2. We note your risk factor on page 25 regarding the difficulty in enforcing judgements against you. Please revise your filing to include a separate Enforceability section that discloses the difficulty of bringing actions and enforcing judgements against you and your officers and directors given they are located in China.


        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact SiSi Cheng at 202-551-5004 or Anne McConnell at 202-551-3709 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of
Manufacturing